Bioheart, Inc.

13794 NW 4th Street, Suite 212,

Sunrise, Florida 33325

December 12, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Matthew Jones, Jeffrey P. Riedler

Re: Bioheart, Inc.

Registration Statement on Form S-1

Filed November 21, 2014

File No. 333-200457

Mr. Jones and Mr. Riedler:

The Company received your letter of December 4, 2014, and responds as follows:

Item 16. Exhibits, page 112

1. Please amend your registration statement to include the following as exhibits pursuant to Item 601 of Regulation S-K:

•	Senior Convertible Note dated October 7, 2014;
•	Securities Purchase Agreement, dated as of October 7, 2014, by and between Magna Holdings I, LLC and Bioheart, Inc.;
•	Registration Rights Agreement, dated as of October 7, 2014, by and between Magna Holdings I, LLC and Bioheart, Inc.;
•	Common Stock Purchase Agreement, dated as of October 23, 2014, by and between Magna Equities II, LLC and Bioheart, Inc.; and
•	Registration Rights Agreement, dated as of October 23, 2014, by and between Magna Equities II, LLC and Bioheart, Inc.

We have noted your comment and revised the filing to include and attach the exhibits as Exhibits 4.33, 10.72. 10.73. 10.74 and 10.75 respectively.

The Company hereby acknowledges:

•          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mike Tomas

Mike Tomas

Chief Executive Officer